August 16, 2013

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Visualant, Incorporated
Registration Statement on Form S-1
Filed July 3, 2013
File No. 333-189788

Dear Mr. Mancuso:

Reference is made to the Staff’s comment letter dated July 30, 2013 (the “Staff’s Letter”) to Visualant, Incorporated (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 filed with the SEC on July 3, 2013.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant. These comments have been made in response to the Staff’s comments.

Prospectus

1.
Please revise the prospectus cover, summary and risk factors to eliminate embedded lists and defined terms like those in parentheses and quotation marks. See Rule 421(d). Before revising your document in response to this comment, please review Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission’s web site; note particularly sample comments 1, 2, 3, 4, 5, 7 and 16 at the end of that Bulletin.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects these changes in the prospectus cover, summary and risk factors.

2.	In an appropriate section of your prospectus, please disclose clearly your net tangible book value per share. See Regulation S-K Item 506.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects the disclosure in the dilution paragraphs.

3.
Please tell us the purpose of the last two sentences on the prospectus cover and the penultimate sentence on page 4. Do you not intend to ensure that your disclosure is current for the duration of the offering?  See Securities Act Section 12(a)(2).

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, deletes those two sentences.

The Company and our Business, page 5

4.
Please revise to summarize clearly and directly what your products are and do so that your disclosure is understandable to investors who may not be experts in your industry. Avoid technical terms like “structured light,”  “spectral signature” and “form factor.”

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects these changes in the Company and our Business section.

5.
Refer to the award mentioned in the third paragraph of this section. Please clarify who SPIE is.  Also, with a view toward clarified disclosure, please tell us the criteria for selecting the award recipient, whether others also received the award, and whether you provided any consideration to enter the contest or receive the award.  Also tell us why you believe reference to the award is appropriate for a prospectus summary.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change by removing the SPIE references.

6.
Please revise your document so that it is understandable to investors who may not be familiar with your company and its history. For example, if it is appropriate to include references to the purchase of TransTech in the prospectus summary, please summarize when that acquisition occurred, the nature of the subsidiary and why the purchase was not complete until June 2013.  Likewise, your liquidity discussion beginning on page 16 refers to agreements and obligations as if investors are already familiar with the parties and terms.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change in the Business Section by revising the disclosures about SPP and TransTech.

7.
Refer to the internet addresses here and throughout your document. Please tell us the authority on which you rely to refer investors to an internet address for information rather than including all required information in your prospectus. Note also your obligations, including the filing obligation, when you include internet addresses in your document as explained in footnote  41 and the related text in Release 33-7856 (April 28, 2000).

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects these changes by removing the internet addresses where appropriate.

Summary Financial Results, page 5

8.
Refer to the last paragraph of this section.  It is unclear what you are seeking to incorporate by reference and how that information is appropriate for a prospectus summary.  Please revise to provide appropriate summary disclosure; see Regulation S-K Item 501(a).  Likewise, please revise your reference to the notes to your financial statements on page 16 to provide clear disclosure compliant with Regulation S-K Items 303 and Rule 408.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects these changes by removing the reference to the notes to the financial statements.

Risk Factors, page 6

9.
You disclose in the first paragraph of this section that the risks you disclose are not the only ones that you face.  Please disclose all risks that you believe are material at this time.  See Updated Staff Legal Bulletin No. 7 sample comment 30.  For example:

•	Do your disclosure controls and procedures create a material risk? Added

•	Does the litigation mentioned in your Form 8-K signed June 20, 2013 create a material risk? Not considered material.

•	Does the shareholder-approved reverse split and reduction in authorized shares create material risks? Added.

•	Does your ability to designate the terms of your authorized preferred stock present a material risk? Added.

•
Do terms of your outstanding securities that require adjustment if you issue securities at a lower price present a material risk?  If so, what is the extent of the potential dilution given a reasonable range of potential adjustments? Not considered material.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects the addition of additional risk factors that may be material.

10.
Please provide us your analysis of whether you are a penny stock issuer.  Include in your response an analysis of Rule 3a51-1(g)(2).  If you are not currently a penny stock issuer but have been in the past and might become one in the future, please revise your risk factor on page 9 to clarify.  If you are a penny stock issuer, please revise your disclosure on pages 6 and 10 to remove references to a statutory safe harbor that is not available to penny stock issuers.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change. The pertinent risk factor has been revised, and references to the statute affording the safe harbor have been deleted.

We Expect to Need Additional Financing, page 6

11.	If your current obligations exceed your current assets, please revise to clarify and remove any implication that your cash needs are merely a future concern.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Risks Associated With Equity Line of Credit, page 7

12.
Please state clearly and directly what are the “risks associated with [your] equity line.” For example, if you issue any shares under the agreement, must you issue them below the market price?  Will the issuance dilute current shareholders?

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects the deletion of this risk factor. The line expires in August 2013 and is not being used.

 Trading in the Company’s  stock  may be restricted  by Blue  Sky eligibility,  page  9

13.	You refer in the title of this risk factor to trading restrictions on your stock that may be imposed by blue sky laws but provide no disclosure explaining that risk. Please revise accordingly.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects the deletion of Blue Sky eligibility as a risk.

Conflict of Interest, page 9

14.
From your disclosure on page 19, it appears that your principal financial officer is currently the principal financial officer of three other companies.  If so, please explain in an appropriate risk factors the conflicts that this creates on his time, the allocation of funding sources that your CFO identifies, and otherwise.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects the deletion of this risk factor. The time commitments do not represent a risk to the Company.

Our Joint Development Agreement, page 9

15.
Please tell us the authority that supports your conclusion that a Form S-1 prospectus can provide disclosure by referring investors to a Form 8-K.  In the absence of appropriate authority for your reference to the Form 8-K, please revise an appropriate section of your document to provide all appropriate disclosure regarding the joint development agreement.  Likewise, please address your reference to Forms 10-Q and 10-K on pages 17 and 23 and elsewhere in your prospectus.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, addresses this comment by revising the applicable sections to remove references to Forms 8-K, 10-Q and 10-K.

Selling Security Holders, page 10

16.
Please provide us your analysis of when your registration rights agreement requires you to have registered for resale all of the securities issued in the private placement.  Include in your response references to the specific sections of the specific exhibit to this registration statement that affect your analysis. Also provide us your analysis of the materiality of any liability for any deadlines that you have missed.

Section 2 (A)(1) of the Registration Rights Agreement requires the registration of the Initial Registrable Securities promptly after closing and prior to 30 days after closing. If the filing is not made within this timetable, we are required to pay liquidated damages of 1.5% of the aggregate amount invested by each investor for each initial 30 day period or portion thereof following the Initial Filing Deadline.

Section 2(A)(2) requires the registration of the Remaining Registrable Securities within five business days after the August 9, 2013 Special Shareholder Meeting.  If the filing is not made within this timetable, we are required to pay liquidated damages of 1.5% of the aggregate amount invested by each investor for each initial 30 day period or portion thereof following the Initial Filing Deadline.

Section 2(c) requires that we use commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable.  The Company is required to notify the Investors within twenty-four (24) hours after any Registration Statement is declared effective and to simultaneously provide the Investors with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.  If (A)(x) a Registration Statement covering the Initial Registrable Securities is not declared effective by the SEC prior to the earlier of (i) five (5) Business Days after the SEC shall have informed the Company that no review of such Registration Statement will be made or that the SEC has no further comments on the Registration Statement or (ii) the 90th day after the Closing Date (the 120th day if the SEC reviews such Registration Statement), (y) a Registration Statement covering the Remaining Registrable Securities is not declared effective by the SEC prior to the earlier of (i) five (5) Business Days after the SEC shall have informed the Company that no review of such Registration Statement will be made or that the SEC has no further comments on the Registration Statement or (ii) the 90th day after the Share Increase Date (the 120th day if the SEC reviews such Registration Statement), or (z) a Shelf Registration Statement is not declared effective by the SEC prior to the earlier of (i) five (5) Business Days after the SEC shall have informed the Company that no review of the Registration Statement will be made or that the SEC has no further comments on the Registration Statement or (ii) the 90th day after the Qualification Deadline (the 120th day if the SEC reviews such Registration Statement), or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update the Registration Statement), but excluding any Allowed Delay (as defined below) or the inability of any Investor to sell the Registrable Securities covered thereby due to market conditions, then the Company is required to make pro rata payments to each Investor, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such Investor pursuant to the Purchase Agreement for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been effective (the “Blackout Period”).  Such payments shall constitute the Investors’ exclusive monetary remedy for such events, but shall not affect the right of the Investors to seek injunctive relief.  The amounts payable as liquidated damages pursuant to this paragraph shall be paid monthly within three (3) Business Days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period.  Such payments shall be made to each Investor in cash.

At this time, we have not incurred any liabilities under the Registration Rights Agreement

17.	The heading of the fourth column in this table indicates that warrants are offered; however, the fee table to this Form S-1 does not include warrants. Please reconcile.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change by adjusting the fee schedule.

18.
Please explain the first sentence in the third paragraph on page 11 that inclusion of securities in the table is not an admission of beneficial ownership, as that statement is inconsistent with the first two sentences in the following paragraph.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

19.
Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each selling security holder that is a legal entity.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

20.
Please reconcile your disclosure in the second sentence of the third paragraph above the table with your disclosure of your relationship with GVC Capital in the second sentence of the second paragraph of page 15. Please ensure that all material relationships with selling stockholders are described.  See Item 507 of Regulation S-K.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, details the parties and relationships in the table.

21.
Please clarify how GVC Capital acquired the offered shares. For example, if GVC acquired the shares as compensation for underwriting activities, please say so clearly and identify the underwriting activity.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

22.
Please tell us why you believe that the table in this section need not identify the selling security holders as beneficial owners of all of the common stock issued and underlying exercisable securities sold in the June 2013 private placement mentioned on page 5. Also, note that the beneficial ownership of shareholders included in this table should not differ from the beneficial ownership for those same shareholders disclosed in your table on page 24.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Plan of Distribution, page 12

23.
If you are not eligible to conduct a primary at-the-market offering, please provide us your analysis of whether this offering is on behalf of the issuer. Please refer to the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 612.09 available on the Commission’s web site.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change in the second paragraph that was added under “Plan of Distribution.”

Experts, page 13

24.
Your disclosure here indicates that you are incorporating financial statements into the prospectus; however, beginning on page F-1, you include financial statements in the prospectus.  Please clarify whether this section refers to the financial statements included in the prospectus or financial statements that you incorporate by reference.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Business, page 13

25.
Please substantially expand your disclosure in this section to include all information required by Regulation S-K Item 101 and Rule 408.  As examples, and not as a complete list of disclosure that you should add, please:

•
describe what a spectral signature is and how directing light on a substance creates this signature.  Clarify who owns the database of markers and how the profile is compared to the markers.  Is this a manual process?

•	describe what products you sell that generate revenue.

•	describe the markets for your products that currently provide you revenue.

•	disclose the duration of your material patents.

•	describe your distribution methods.

•	describe clearly the “value added security and authentication solutions.” Also clarify whether this is a principal product.

•
disclose the material terms of your agreements that you mention in this  section. Include the material obligations of the parties, duration, and material termination provisions. Also disclose the portion of your business that relies on those agreements.

•	where material plans have been delayed, disclose the duration and reasons for the delay.

•	disclose the sources and availability of raw materials and the names of your principal suppliers.

•	explain material government regulation applicable to your business.

•	describe any dependence on one or a few major customers.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change by revising the Business section of the prospectus.

Purchase Agreement, page 15

26.
Please tell us how you complied with the requirements of Regulation 14A when you obtained the commitments that you mention in the last paragraph of this section.  Refer to Exchange Act Rules 14a-2 and 14a-3.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, has been revised to clarify that the lead investor, Special Situations Funds, and not the Company, sought and obtained the voting agreements from the stockholders.  On July 3, 2013, the Company filed a Schedule 14A Definitive Proxy Statement for the Special Shareholder Meeting held on August 9, 2013, which Proxy Statement was provided to all stockholders, including those who executed the voting agreements. At the special meeting of shareholders held on August 9, 2013, the stockholders of the Company approved an amendment to the Company’s articles of incorporation to increase the number of authorized shares of the Company’s common stock from 200,000,000 to 500,000,000 and a Certificate of Amendment was filed with the Nevada Secretary of State on August 12, 2013 to reflect this amendment. The proxies that were part of the voting agreements solicited by Special Situations Funds were not utilized to obtain the necessary votes at the special meeting of shareholders.

TransTech Facilities, page 15

27.	Please state where these facilities are located. See Item 102 of Regulation S-K.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change by providing the address for the TransTech facility.

Management’s  Discussion and Analysis , page 16

28.
Please substantially expand your disclosure in this section so that investors can understand your results of operations as required by Regulation S-K Item 303.  Before amending your disclosure in response to this comment, please review Release 33-8350 (December 19, 2003). As examples, and not as a complete list, of issues that should be clear after you revise your disclosure in response to this comment:

•	the reasons why license revenue from Sumitomo increased, including sufficient information so that investors can understand whether the increase is temporary or permanent.

•	the reasons why sales improved at TransTech.

•	the reasons for the changes in gross margins during the periods presented.

•	the nature and magnitude of the “other business development” expenditures, and the nature and magnitude of the “investor relation expenditures.”

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Liquidity and Capital Resources, page 17

29.
Please expand this section substantially to provide all disclosure regarding your liquidity and capital resources as required by Regulation S-K Item 303.  Please review the guidance regarding liquidity and capital resources disclosure in Release 33-3850. Include:

•
discussion and analysis that clearly explains – not merely lists – the transactions that you completed to obtain the cash needed to satisfy your obligations during the periods presented; include any material dilutive effect.

•	discussion of material revisions to financing agreements, including revised conversion terms, and the reasons for the revisions.

•	a discussion of reasons for the material changes in the items that affect your cash used in operating activities.

•	discussion of the purpose for repurchasing securities from selected investors given your negative working capital.

•
a description of your sources of liquidity to satisfy your negative working capital, including any significant limitations on your ability to access funds under the terms of existing agreements or otherwise.

•	explanation of your material commitments for capital expenditures.

•	discussion of defaults on material obligations during the periods presented, and how the default was addressed.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, substantially expands our discussion of material liquidity and capital resources transactions.

Quantitative and Qualitative Disclosures about Market Risk, page 17

30.	Please reconcile your disclosure in this section with the last paragraph on page F-11.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Business Experience Descriptions, page 18

31.
Please revise so that it is clear that you have provided all required information for the full five-year period addressed by Regulation S-K Item 401(e).  Avoid vague statements like “executive positions” and “partnerships;” instead clearly identify the position and the nature of the partnership.  Also clearly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each board member should serve as a director in light of your business and structure.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects these changes.

Involvement in Certain Legal Proceedings, page 20

32.	Please tell us why the first sentence of this section addresses the past five years while Regulation S-K Item 401(f) addresses the past ten years.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Summary Compensation Table, page 21

33.
Please clarify the items under the “All Other Compensation” column as required by Regulation S-K Item 402(o) (7) so that the information in the table is reconcilable to the information in footnote (4) to the table. Also, please clarify the nature of the “consulting” provided by your named executive officers so that investors can understand why those activities are not part of the job for which they are being paid a salary and why the consulting fees are not included in the “Salary” column.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

34.
We note your reference to unpaid salary at the bottom of page 24. Please revise the table to clarify which of the disclosed salary amounts were not paid, and provide the disclosure required by instruction 2 to Regulation S-K Item 402(n)(2)(iii) and (iv).

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Outstanding Equity Awards, page 22

35.
The number of outstanding options disclosed in this table appears to substantially differ from the number of options held by your named executive officers according to the table on page 24.  Please advise or revise.

The tables are correct. The Outstanding Equity Awards are as of September 30, 2012. The table on page 24 is as of August 16, 2013 and reflects awards on March 21, 2013.

Director Summary Compensation Table, page 23

36.	Please tell us where when you filed an Item 5.02 Form 8-K to report the departure of Mr. Arai and Dr. Kawahata.

Dr. Kawahata resigned from the Board of Directors effective November 30, 2012. Mr. Arai chose not to stand for re-election at the 2013 Annual Shareholder Meeting and resigned effective December 26, 2012. We did not file a Form 8-K, but disclosed their departure in the Preliminary 14A that was filed with the SEC on December 28, 2012.

Security Ownership of Certain Beneficial Owners and Management, page 23

37.
We note that you present two different percentage figures for each stockholder in this table. Please revise the table to present the information as provided in Instruction 1 to Item 403 of Regulation S-K.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Certain Relationships and Related Party Transactions, page 24

38.	Please file as exhibits your agreements governing your transactions with related parties.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

39.
Describe the material terms of your transactions with Sumitomo Precision Products and Special Situations Technology Funds, including the voting agreement mentioned on page 5. See the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 130.03 available on the Commission’s web site and the reporting threshold in Regulation S-K Item 404(d)(1).

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

40.
Please tell us why this section does not describe the guarantee mentioned in the last sentence of on page F-11. Also, please show us how you reconcile the information regarding related parties on pages F-2 and F-18 with the information in this section.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change. All material balances are described or are detailed in this section.

41.
Please provide us your analysis of whether your agreement with Bradley Sparks and the director payments in connection with the Sumitomo transaction mentioned on page F-36 should be addressed here or in your director compensation table on page 23.  Also provide us your analysis of whether your post-employment payments to Mr. Gingo under the agreement mentioned on page F-36 should be described in this section or in the compensation tables.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects these changes. The payments to Mr. Sparks were accrued payroll amounts that were settled for shares as indicated. We expanded the disclosure on this transaction but believe the tables are correct. The director payments were a finder payment related to the SPP transaction. We expanded the disclosure but believe the tables are correct. There will not be any post-employment payments for Mr. Gingo as his agreement has expired; as such, we believe the tables are correct.

Related-Party Transactions with Ronald P. Erickson, page 24

42.	Please disclose the interest rate on the related-person transactions.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects these changes.

Description of Securities, page 25

43.	Please provide the information required by Item 202(a)(5) of Regulation S-K.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change by adding additional disclosures.

44.	Please explain why you cannot determine the number of shares related to your convertible debt.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change by deleting the reference to convertible debt as the company no longer has any outstanding.

45.
We note your reference to one vote per share in section 2.10 of your bylaws filed as exhibit 3.3. We also note the ability of your Board to amend your bylaws per section 10.01 of exhibit 3.3. If your board can change the voting power of  outstanding shares, please say so clearly here, highlight the issue in your prospectus summary, and add an appropriate risk factor.

Under Nevada corporate law, a change to the voting power of outstanding shares would need to be made by amending the articles of incorporation, which requires shareholder approval. So any amendment to the bylaws by the directors that purported to make any such change would be ineffective.

Other Information, page 26

46.	Your disclosure may not be qualified by reference to statutes. Please revise.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change to delete the references to statutes.

Disclosure of Commission Position, page 26

47.	Please reconcile the statement in the first clause that under Nevada law a corporation may eliminate or limit a director’s liability for breach of fiduciary duty with clause (a) of that paragraph.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Report of Independent Public Accounting Firm, page F-17

48.
We note the audit report is limited to the financial statements for the fiscal year ended September 30, 2012.  Please amend you filing to also include an auditor’s report for the financial statements for the fiscal year ended September 30, 2011.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change by including the auditor’s report for the financial statements for the fiscal year ended September 30, 2011.

Recent Sales of Unregistered Securities, page 29

49.
Please revise references to “services,” “consulting services” and “advisory services” to provide more specific information regarding the nature of the consideration you received for the securities.  Likewise, clarify the consideration you received when you say you issued shares under an “agreement” or “consulting agreement.”

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

50.
Please demonstrate that you have included all information required in this section regarding the issuance of convertible debentures. Also, please demonstrate that you have reported in this section new securities resulting from the modification of outstanding securities as required by the last clause of the first paragraph of Regulation S-K Item 701.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

51.	Please avoid vague or partial names like “Asher,” “Mr. Gima” and “Coach” and, instead, clearly identify the purchaser.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

52.
For each transaction, please clarify briefly the facts relied upon to make available the cited exemption from registration under the Securities Act.  For transactions that are integrated under Rule 502, please ensure that your disclosure of the facts relied upon to make available the cited exemption reflects the integration.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Undertakings, page 33

53.	Please do not change the language of undertakings required by Regulation S-K Item 512. For example, we note the change you made to the language required by Regulation S-K Item 512(a)(5)(ii).

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Exhibits

54.
Please tell us the purpose of filing two sets of Amended and Restated Articles of Incorporation and Bylaws. Also clarify which exhibit represents the current version of your Amended and Restated Articles of Incorporation and Bylaws.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change by filing the current Articles of Incorporation and referencing the current Bylaws only.

55.	Please file the agreements required by Regulation S-K Item 601(b)(2). For example, we note your references to RATlab and Javelin acquisitions in the registration statement.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

56.
Please note that, except for documents that you file in compliance with Regulation S-K Item 601(b)(2), the exhibits to your registration statement should include all schedules and attachments.  Please file the attachments missing from exhibit 10.15, the exhibits missing from exhibit 10.23, and the March 25, 2013 exhibit and attachment mentioned in exhibit 10.21.

The exhibits are our confidential roadmaps and future intellectual properties for our technology.  They are the basis of our development work with Sumitomo Precision Products Co, Ltd. and include confidential and proprietary information.  They are subject to a nondisclosure agreement as well.

57.	Refer to the leases mentioned on page 15 of your prospectus. Please tell us how you complied with Regulation S-K Item 601(b)(10)(ii)(D).

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

58.	Please file the October 5, 2011 financial consultant agreement mentioned on page 31. Also file your material credit facilities.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

59.
We note the consent of your current independent registered accounting firm refers to the financial statements for the fiscal years ended September 30, 2012 and September 30, 2011.  However, the audit report referred to in the consent only reports on the financial statements for the fiscal year ended September 30, 2012.  Please revise as appropriate.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

Exhibit 5.1

60.	Please reconcile the date of your Articles of Incorporation mentioned in exhibit 5.1 with the date in exhibit 3.4 of your exhibit index to this Form S-1.

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

61.
Please tell us the purpose of the second paragraph of the opinion given the clause in paragraph (b) of the opinion that states “when issued in accordance with the terms and conditions of the Series A Warrants.”

The amended Registration Statement on Form S-1, which was filed with the SEC on August 16, 2013, reflects this change.

The registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 903-1351 with any questions.

Sincerely,

/s/ Mark Scott

Mark Scott, CFO
Visualant, Incorporated

cc:  Sally Brammel, Securities and Exchange Commission
       James F. Biagi, Jr., Fifth Avenue Law Group, PLLC